

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   July 29, 2008

Steven M. Sterin
Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, Texas 75234-6034

>   **Re:**   **Celanese Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **File No. 001-32410**
>
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 25, 2008**
>   **File No. 001-32410**

Dear Mr. Sterin:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3235.

>   Sincerely,
>
>
>   Jessica S. Kane
>   Staff Attorney